Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.937.3943 twright@loeb.com

Via Edgar

February 5, 2020

Ms. Jacqueline Kaufman
Division of Corporation Finance

Officer of Trade & Services
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital Limited Amendment No. 2 to Registration Statement on Form F-4 Filed January 21, 2020 File No. 333-234147

Dear Ms. Kaufman:

On behalf of our client, 8i Enterprises Acquisition Corp (“JFK”), and the entity which JFK will merge with and into, Diginex Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated January 28, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Jacqueline Kaufman February 5, 2020 Page 2

Amendment No 2 on Form F-4 filed January 21, 2020

Comparative Per Share Information, page 27

1.	You disclose in the first paragraph that the pro forma earnings information for the three months ended October 31, 2019 was computed as if the Business Combination had been completed on August 1, 2019. Please revise here and elsewhere as necessary to reflect pro forma earnings information assuming the transaction occurred at the beginning of the fiscal year presented, August 1, 2018 and carried forward through the interim period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 to indicate that the pro forma earnings information for the year ended July 31, 2019 and for the three months ended October 31, 2019 were computed as if the Business Combination had been completed on August 1, 2018, and carried forward through the interim period.

2.	We note your revisions to comment 1. Please revise your tables to present cash dividends declared per share. Per review of the Diginex financial statements for the year ended March 31, 2019 an interim dividend of $20 million or $20.24 per ordinary share was paid.

Response: In response to the Staff’s comment, the Company has revised the year end table on page 27 to include the dividend per share declared information.

3.	Please revise your calculations of book value per share to compute amounts using the actual amount of shares issued and outstanding as of the end of the periods you are presenting instead of using the weighted average shares outstanding. The historical shares issued and outstanding for JFK should exclude the shares subject to possible redemption.

Response: In response to the Staff’s comment, the Company has revised the calculations of book value per share using the number of shares outstanding at the end of the presenting periods in both the interim table and the year end table on page 27.

4.	Please revise to calculate the exchange ratio based on the 20 million shares to be issued or tell us why you do not consider escrowed shares to be outstanding referencing the applicable accounting guidance.

Response: In response to the Staff’s comment, the Company has revised the calculation of the exchange ratio on page 27 to include the 2 million escrow shares.

5.	Please show us how you calculated the exchange ratio of 15.54 Singapore NewCo Ordinary Shares for each ordinary share of Diginex. Please note the denominator in the exchange ratio calculation should be the amount of shares outstanding for Diginex as of the end of the latest period you are computing the ratio. Please revise or advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the exchange ratio has now been amended to include the shares held in escrow and Diginex shares outstanding at the end of the reporting period rather than the Diginex shares expected to be outstanding on completion of the transaction. The calculation was as follows:

Jacqueline Kaufman February 5, 2020 Page 3

Nominator for exchange ratio calculation:
JFK shares to be issued (exclusive of the escrowed shares) per Merger agreement	18,000,000

Denominator for exchange ratio calculation:
Diginex shares to be exchanged per Merger agreement	1,158,551

Exchange ratio	15.54

However, in light of the Staff’s comment, the Company has revised the calculation as below:

Nominator for exchange ratio calculation:
JFK shares to be issued per Merger agreement	20,000,000

Denominator for exchange ratio calculation:
Diginex shares outstanding as of September 30, 2019	1,093,040

Exchange ratio	18.30

Operating and Financial Review of Diginex
Six Months Ended September 30, 2019…
Revenue, page 143

6.	We note your disclosure that revenue from continuing operations decreased. Please revise to explain why you experienced such decline, and disclose whether such decline is expected to continue. Refer to Item I.5.A. of Form 20-F.

Response: Please see an updated disclosure added to page 143 explaining the decline in revenue and the future outlook.

Operating and Financial Review of Diginex
Year Ended March 31, 2019 Compared to Year Ended December 31, 2018, page 147

7.	Please correct the time period in the header to the period ended March 31, 2018 as opposed to December 31, 2018. This comment also applies to the header on page 158.

Response: In response to the Staff’s comment, the headers have been updated to reflect the correct date.

Unaudited Pro Forma Combined Financial Information, page 174

8.	We reviewed your revisions related to comment 3. Please revise your presentation on page 175 and the shares issued and outstanding on a pro forma basis on page 176 to include the 2 million shares to be held in escrow. Also revise the weighted average shares calculation on pages 178 and 180 to include the escrow shares or explain to us your basis citing relevant accounting guidance for excluding shares in escrow from shares issued and outstanding as requested in our comment above.

Jacqueline Kaufman February 5, 2020 Page 4

Response: In response to the Staff’s comment, the Company has revised the presentation on page 175, the shares issued and outstanding on a pro forma basis on page 176, and the weighted average shares calculation on pages 178 and 180, to include the 2 million escrow shares.

9.	Please revise as necessary to ensure pro forma adjustments related to the pro forma combined statement of profit or loss are computed assuming the transaction was consummated at the beginning of the fiscal year presented and carried forward through the interim period presented. Pro forma adjustments related to the pro forma combined statement of financial position shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required. Please revise or clarify with regard to the following pro forma adjustments:

●	Adjustment (13) on page 177 should assume the replacement of 4,200,000 options are issued on the balance sheet date October 31, 2019.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 177 to remove the pro forma adjustment as the share options are assumed to be issued on October 31, 2019 which is the assumed consummation date of the Business Combination.

●	Adjustment (2) on page 178 reflects an adjustment to eliminate direct costs related to the Business Combination. It appears as if these cost were already eliminated in adjustment (2) to the combined statement of profit or loss for the year ended July 31, 2019.

Response: The Company acknowledges the Staff’s comment, however, the adjustment (2) on page 178 only eliminates the acquisition related costs occurred during the three months ended October 31, 2019. Adjustment (2) to the combined statement of profit or loss for the year ended July 31, 2019 eliminates the acquisition related costs occurred during the year ended July 31, 2019, which does not include the acquisition related costs occurred during the three months ended October 31, 2019.

Adjustment (3) on page 178 assumes replacement of the 4,200,000 options as issued on August 1, 2019 as opposed to the beginning of the fiscal year August 1, 2018. This adjustment appears to have already been considered in the pro forma combined statement of profit or loss for the year ended July 31, 2019.

Response: In response to the Staff’s comment, the Company has revised both the description and the amount of adjustment (3) on page 178 under the assumption that the replacement of the 4,200,000 options was issued on August 1, 2018.

Jacqueline Kaufman February 5, 2020 Page 5

●	Adjustment (3) on page 179 determines the accumulated cost of the options using accrued cost at June 30, 2019 and assumptions as in the binomial option pricing model for Diginex at March 31, 2019 to reflect the revised value of share options held by employees as if the shares had been issued August 1, 2018.

Response: In response to the Staff’s comment, the Company has revised both the description and the amount of adjustment (3) on page 179 under the assumption that the replacement of the 4,200,000 options was issued on August 1, 2018.

Note 5 Employee Benefit Expenses, page F-110

10.	Please clarify how you will determine the amount of shares the employees are entitled to in the share-based payment award equivalent to the value of the accrued deferred salaries.

Response: The Company has revised to include additional disclosure to Note 5 on page F-110 clarifying how the amount of shares will be determined.

Note 18 Amounts Due From An Associate – DHPC, page F-119

11.	Please disclose the method used to assess impairment of the $2 million loan made on July 2019 to DHPC considering your history of previous impairments related to other loans and amounts due from DHPC and their current financial situation. In this regard, we note on page F-117 you impaired $3.9 million loan during the period based on an analysis of expected credit losses and impaired $5.7 million of working capital advances based on the high performance computing operations of DHPC being turned off.

Response: The Company has revised to include additional disclosure to Note 18 on page F-119 explaining the approach taken to determine the collectability of the loan.

Note 27 Non-Consolidated Statement of Financial Position and Reserve Movement of Diginex Limited, page F-127

12.	Please tell us the nature of the items included in the line item Prepayment, deposits and other receivables in the amount of $5,419,434 at September 30, 2019 and the reason for the significant change from March 31, 2019.

Response: The Company respectfully advises the Staff that upon subsequent review it was apparent that this line item included amounts due from subsidiaries and investment in subsidiaries and these balances have subsequently been re categorized to reflect the nature of the balances.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner